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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                            (Amendment No.3)*


                             Stratasys, Inc.

                            (Name of Issuer)


                       $.01 par value Common Stock

                     (Title of Class of Securities)


                          CUSIP No. 86 2685104

                             (CUSIP Number)


                            Cameron Truesdell
                             5522 308th N.E.
                              P.O. Box 925
                        Preston, Washington 98050
                             (360) 222-6763

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                            November 5, 1998

         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 86 2685104000

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1        NAME OF REPORTING PERSON
                  Cameron Truesdell

         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                  PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Washington

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             NUMBER OF SHARES                 7        SOLE VOTING POWER
               BENEFICIALLY                                     374,550
                 OWNED BY                     --------------------------------
                   EACH                       8        SHARED VOTING POWER
                 REPORTING                                      -0-
                  PERSON                      --------------------------------
                   WITH                       9        SOLE DISPOSITIVE POWER
                                                                374,550
                                              --------------------------------
                                              10     SHARED DISPOSITIVE POWER
                                                                -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  374,550

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.1%

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14       TYPE OF REPORTING PERSON
                  IN

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Item 1.  SECURITY AND ISSUER

         No change from Amendment No. 2.

Item 2.  IDENTITY AND BACKGROUND

         No change from Amendment No. 2.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 5, 1998 (the date of the event requiring the filing of this Amendment No. 3), Truesdell had purchased a total of 477,300 shares of the Common Stock for an average price of $10.95 per share, an aggregate of $5,226,786.50, in open market purchases effected between September 10, 1996 and August 27, 1998. In two private transactions of 50,000 shares each on November 1, 1998 and on November 5, 1998 Truesdell sold a total of 100,000 shares at a price of $5.0625 per share; gifts of 2,750 shares in January to March of this year results in his total held being 374,550 as of the date of this filing.

         The source of Truesdell's payment of the purchase price was from his personal funds. Truesdell purchased some of the Common Stock on margin through his stockbroker, but otherwise did not use borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

         Truesdell acquired the Common Stock for investment purposes only. Truesdell will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales; (iii) acquiring additional shares of common stock in the open market or in privately-negotiated transactions; or (iv) enter into short sales or other hedging transactions with respect to the Common Stock. Truesdell had not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Truesdell's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's Common Stock, the Company's prospects and Truesdell's portfolio. Since his 13D filing Amendment No. 1, Truesdell requested that he be provided a position on the board of directors so as to better monitor his investment in the Company and perhaps make available to the Board his knowledge of sales and marketing. He believes management has accepted his request and anticipates being elected to the Board in February 1999.

         No other change from Amendment No. 2.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of November 5, 1998, Truesdell beneficially owned 374,550 shares of the Common Stock, which represented approximately 6.1% of the shares of Common Stock currently issued and outstanding.

         (b) As of November 5, 1998, Truesdell has sole power to dispose or direct the disposition of 374,550 shares.

         (c) Since the amount of shares reported on his Amended Schedule 13D dated May 27, 1998, Truesdell has purchased a total of 15,000 shares of the Common Stock for an average price of $6.75 per share, an aggregate of $101,273.00, in open market purchases effected between May 27, 1998 and August 27, 1998; and sold 100,000 shares between November 1 and November 5, 1998 in private transactions at $5.0625/share.

         (d)      Not applicable.

         (e)      Not applicable.


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Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

         No change from Amendment No. 2.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                               /s/
                                               ------------------------------
                                               Cameron Truesdell

December 29, 1998


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